UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Guan Ning

Orient Finance Holdings (Hong Kong) Limited

29/F, 100 Queen’s Road Central, Central

Hong Kong

(852) 3519 1188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105	13D

(1)	NAME OF REPORTING PERSON Orient Finance Holdings (Hong Kong) Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 123,552,669 shares (1)
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 123,552,669 shares (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,552,669 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) CO

(1)	representing 123,552,669 Class A Ordinary Shares held by Orient Finance Holdings (Hong Kong) Limited, a Hong Kong company and a direct wholly-owned subsidiary of Orient Securities Company Limited.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of September 24, 2014. As of September 24, 2014, 440,055,084 Class A Ordinary Shares (including Class A Ordinary Shares represented by American Depositary Shares) (“ADSs”) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105	13D

(1)	NAME OF REPORTING PERSON Orient Securities Company Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 123,552,669 shares (1)
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 123,552,669 shares (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,552,669 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) CO

(1)	representing 123,552,669 Class A Ordinary Shares held by Orient Finance Holdings (Hong Kong) Limited, a Hong Kong company and a direct wholly-owned subsidiary of Orient Securities Company Limited.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of September 24, 2014. As of September 24, 2014, 440,055,084 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

Introduction.

This statement on Schedule 13D/A (this “Statement”) amends the previous Schedule 13D filed by Orient Finance Holdings (Hong Kong) Limited and Orient Securities Company Limited with the Securities and Exchange Commission on September 11, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (“Primavera”) (together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going-private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) nine months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, Shanda SDG Investment Limited (“SDG”), a wholly-owned subsidiary of Shanda Interactive, and Primavera entered into a share purchase agreement (the “Primavera Share Purchase Agreement”) pursuant to which SDG sold, and Primavera purchased, 28,959,276 Class A Ordinary Shares at US$2.7625 per Class A Ordinary Share.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG sold, and Perfect World purchased, 30,326,005 Class A Ordinary Shares at US$3.2975 per Class A Ordinary Share.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Consortium Agreement and joined the Consortium.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Consortium Agreement and joined the Consortium.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Primavera, Perfect World and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Consortium Agreement and joined the Consortium.

On August 31, 2014, SDG and Orient HK entered into a share purchase agreement (the “Orient Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Orient HK agreed to purchase, 123,552,669 Class A Ordinary Shares (the “Orient Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Orient Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Orient Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is part of the buyer consortium and the going-private price is higher than the Orient Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the going-private price is higher than the Orient Purchase Price, Orient shall pay SDG the difference between the Orient Purchase Price and the going-private price with respect to all the Orient Purchase Shares. Pursuant to the Orient Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Orient Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Orient Purchase Shares at a per share price equal to the Orient Purchase Price. The purchase and sale of the Orient Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Perfect World, FV Investment and Carlyle withdrew from the Consortium pursuant to a withdrawal notice (the “Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Perfect World, FV Investment and Carlyle.

On September 1, 2014, Shanda Interactive, Primavera and Orient HK entered into an adherence agreement (the “Orient Adherence Agreement”), pursuant to which Orient HK became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Orient HK.

On September 1, 2014, SDG and Shanghai Buyout Fund L.P., a limited partnership formed under the laws of the People’s Republic of China (“Haitong”), entered into a share purchase agreement (the “Haitong Share Purchase Agreement I”) pursuant to which SDG agreed to sell, and Haitong agreed to purchase, 48,152,848 Class A Ordinary Shares (the “Haitong Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Haitong Purchase Shares was completed on September 23, 2014.

Concurrently with the execution of the Haitong Share Purchase Agreement I, Primavera, Perfect World and Haitong entered into a share purchase agreement (the “Haitong Share Purchase Agreement II”), pursuant to which Haitong agreed to purchase 28,959,276 and 30,326,005 Class A Ordinary Shares (collectively, the “Haitong Secondary Purchase Shares”) from Primavera and Perfect World, respectively. The purchase and sale of the Haitong Secondary Purchase Shares was completed on September 23, 2014. In connection with the transaction, SDG, Primavera and Perfect World entered into a consent and release dated as of September 1, 2014 (the “Consent and Release”), pursuant to which all remaining obligations of Primavera and its affiliates and SDG and its affiliates under the Primavera Share Purchase Agreement, and all remaining obligations of Perfect World and its affiliates and SDG and its affiliates under the PW Share Purchase Agreement, as applicable, automatically terminated upon consummation of the transaction.

On September 1, 2014, Shanda Interactive, Primavera and Haitong entered into an adherence agreement (the “Haitong Adherence Agreement”), pursuant to which Haitong became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Haitong.

On September 1, 2014, SDG and Ningxia Zhongyincashmere International Group Co., Ltd., a company formed under the laws of the People’s Republic of China (“Ningxia”), entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Ningxia agreed to purchase, 80,577,828 Class A Ordinary Shares (the “Ningxia Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Ningxia Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Shanda Interactive, Primavera and Ningxia entered into an adherence agreement (the “Ningxia Adherence Agreement”), pursuant to which Ningxia became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Ningxia.

On September 1, 2014, Primavera withdrew from the Consortium pursuant to a withdrawal notice (the “Primavera Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Primavera.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic reports under the Act would be terminated.

Descriptions of the Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, and the Consent and Release in this Statement are qualified in their entirety by reference to the Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, and the Consent and Release, copies of which are filed as Exhibits 7.03, 7.04, 7.05, 7.06, 7.07,7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16, 7.17 and 7.18 hereto and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) is hereby amended and restated as follows:

(a)-(b) The following disclosure assumes that there were a total of 440,055,084 Class A Ordinary Shares and 97,518,374 Class B Ordinary Shares outstanding as of September 24, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

As of the date hereof, Shanda Interactive, through its wholly-owned subsidiary SDG, beneficially owns 97,518,374 Class B Ordinary Shares, representing 100% of the Class B Ordinary Shares of the Issuer outstanding as of September 24, 2014, or approximately 18.1% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer, and representing approximately 68.9% of the total number of votes represented by such combined total outstanding shares of the Issuer as of September 24, 2014.

Under the Orient Share Purchase Agreement, 123,552,669 Class B Ordinary Shares held by SDG were converted into Class A Ordinary Shares on a one-to-one basis and sold to Orient HK, representing approximately 23.0% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer as of September 24, 2014.

Pursuant to Section 13(d)(3) of the Act, Shanda Interactive, Haitong, Ningxia and the Reporting Persons may, as a result of entering into the Consortium Agreement and the submission of the Proposal, be considered to be a “group.” Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any shares as may be beneficially owned by Shanda Interactive, Haitong or Ningxia for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 7. Material to Be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement by and between the Reporting Persons dated September 11, 2014. (incorporated by reference to Exhibit 7.01 to Schedule 13D filed by the Reporting Persons on September 11, 2014).

Exhibit 7.02:	Proposal dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:	Consortium Agreement dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:	Primavera Share Purchase Agreement dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.05	PW Share Purchase Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.06	PW Adherence Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.07	FV Adherence Agreement dated April 25, 2014 (incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 28, 2014).

Exhibit 7.08	Carlyle Adherence Agreement dated May 19, 2014 (incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on May 19, 2014).

Exhibit 7.09:	Orient Share Purchase Agreement dated August 31, 2014 (incorporated herein by reference to Exhibit 7.09 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.10:	Haitong Share Purchase Agreement I dated September 1, 2014 (incorporated herein by reference to Exhibit 7.10 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.11:	Ningxia Share Purchase Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.11 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.12:	Orient Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.12 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.13:	Haitong Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.13 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.14:	Ningxia Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.14 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.15:	Withdrawal Notice dated September 1, 2014 (incorporated herein by reference to Exhibit 7.15 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.16:	Primavera Withdrawal Notice dated September 1, 2014 (incorporated herein by reference to Exhibit 7.16 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.17:	Haitong Share Purchase Agreement II dated September 1, 2014 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Perfect World Co., Ltd. with the Securities and Exchange Commission on September 2, 2014).

Exhibit 7.18:	Consent and Release dated September 1, 2014 (incorporated herein by reference to Exhibit 7.17 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 25, 2014

Orient Finance Holdings (Hong Kong) Limited

	By:	/s/ Guan Ning
Name: Guan Ning
Title: Chief Executive Officer

Orient Securities Company Limited

	By:	/s/ Jin Wenzhong
Name: Jin Wenzhong
Title: Chief Executive Officer